Exhibit 99.1

Powerbridge Technologies Further Acquires Majority Stake in DTI

ZHUHAI, China, March 21, 2023 -- Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) (“Powerbridge” or the “Company”), a provider of multi-industry technology solutions, announced that it has further acquired 32% of the equity interest (the “Acquired Shares”) in DTI GROUP LIMITED (“DTI”) for a consideration of approximately RMB96.7 million (the “Acquisition”), which shall be satisfied by way of allotment and issue of 167,592,318 shares of the Company to DTI. Prior to the Acquisition, the Company held 19% in DTI, which together with the Acquired Shares, the Company holds in total 51% in DTI Group as of the date of this disclosure on Form 6-K. The closing is subject to the customary closing conditions and terms as stipulated in the Agreement. The Acquisition is expected to be closed on March 24, 2023.

The Acquisition is a strategic move that contributes to the expansion of Powerbridge’s operations by building a digital trade ecosystem. DTI’s expertise in digital trade infrastructure will complement Powerbridge’s existing capabilities and enhance the Company’s ability to deliver innovative solutions that drive efficiency and growth for cross-border trade and e-commerce. With DTI’s strong performance and a series of recently signed digital solutions contracts valued at approximately $10 million, it is expected that this Acquisition provides significant values and benefits to Powerbridge.

Stewart Lor, CEO of Powerbridge Technologies commented: “We are excited to have acquired a majority stake in DTI as we continue to expand our operations in trade digitization. DTI’s platform development and service provision capabilities, combined with Powerbridge’s cutting-edge technology solutions, will enable us to build a comprehensive trade digitalization ecosystem and provide more efficient services to our customers.

This Acquisition marks an important milestone for Powerbridge as the Company continues to invest in the development of its technology solutions and expand its market reach. We are committed to delivering innovative solutions that drive efficiency and growth in trade digitization, and we believe this Acquisition is expected to bring substantial financial and operational benefits to the Company and our stakeholders.”